Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED CERTIFICATE OF INCORPORATION

OF

AUTHENTIDATE HOLDING CORP.

Pursuant to Section 242

of the General Corporation Law of

the State of Delaware

Authentidate Holding Corp. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

FIRST:	That the Board of Directors of said Corporation adopted a resolution proposed and declaring advisable the following amendments to the Certificate of Incorporation of said Corporation:

RESOLVED, that the Certificate of Incorporation of Authentidate Holding Corp., be amended by changing Article “FOURTH (A)” thereof so that, as amended, said Article “FOURTH (A)” shall be and read as follows:

FOURTH: (A) Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is ONE HUNDRED AND FIVE MILLION (105,000,000) shares, consisting of ONE HUNDRED MILLION (100,000,000) shares of Common Stock, par value $.001 per share (hereinafter, the “Common Stock”), and FIVE MILLION (5,000,000) shares of Preferred Stock, par value $.10 per share (hereinafter, the “Preferred Stock”), of which (i) 28,000 shares have been designated as Series B Convertible Preferred Stock, the relative rights, preferences and limitations of which are as set forth in that certain Certificate of Designations, Preferences and Rights and Number of Shares of Series B Convertible Preferred Stock, dated as of the 1st day of October 1999, as amended; and (ii) 1,250,000 shares have been designated as Series C 15% Convertible Redeemable Preferred Stock, the relative rights, preferences and limitations of which are as set forth in that certain Certificate of Designations, Preferences and Rights and Number of Shares of Series C 15% Convertible Redeemable Preferred Stock, dated as of the 11th day of October 2010. Preferred Stock may be issued from time to time in one or more series. Subject to the other provisions of this Certificate of Incorporation and any limitations prescribed by law, the Board of Directors of the Corporation (the “Board”) is authorized to provide for the issuance of and issue shares of Preferred Stock in series and, by filing a certificate pursuant to the laws of the State of Delaware, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The relative rights, preferences and limitations of shares of undesignated Preferred Stock shall be as provided in sub-paragraph C of this Article FOURTH.

SECOND:	That at a meeting and vote of stockholders, duly held on December 21, 2011, upon notice and in accordance with Section 222 of the General Corporation Law of the State of Delaware, a majority of stockholders have given consent to said amendment.

THIRD:	That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:	That this Certificate of Amendment of the Certificate of Incorporation shall be effective on the date of filing with the Secretary of the State of Delaware.

IN WITNESS WHEREOF, Authentidate Holding Corp. has caused this certificate to be signed by its Chief Executive Officer and President this 21st day of December, 2011.

AUTHENTIDATE HOLDING CORP.

By:	/s/ O’Connell Benjamin
O’Connell Benjamin, Chief Executive Officer and President